Commission File Number 001-31914

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF INSURANCE COMPANYNOTE

(FIRST QUARTER OF 2022)

COMPANY PROFILE AND CONTACT INFORMATION

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Yuan Changqing (performing duties as the acting legal representative)[1]

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China Registered Capital

Registered Capital (Working Capital):	RMB28.265 billion

Note:

This summary of solvency quarterly report is prepared in accordance with the relevant requirements under the “Solvency Regulatory Rules II for Insurance Companies” issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”) and the notice for defining the policy of transitional period for the implementation by life insurance companies of the “Solvency Regulatory Rules for Insurance Companies No 15: Public Disclosure of Solvency Information” issued by the Solvency Supervision Department of the CBIRC.

[1]

Mr. Yuan Changqing, a Non-Executive Director of the Company, was elected at the sixth meeting of the seventh session of the Board of Directors of the Company on January 13, 2022 to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from the date of passing of the Board resolution and ending on the effective date of the appointment of a new Chairman of the Board.

Corporate License Number of Insurance Institution (Insurance Business License):	No. 000005

Business Commencement Date:	June 30, 2003

Business Scope:

Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Contact Name:	He Zheng

Contact Office Telephone Number:	010-63631371

Contact Mobile Phone Number:	13671210021

Contact Email Address:	c-rossinfo@e-chinalife.com

1.	STATEMENT BY THE BOARD OF DIRECTORS AND THE MANAGEMENT

This report has been approved by the Board of Directors of the Company. The Board of Directors and the management of the Company warrant that the information contained in this report is true, accurate, complete and legally compliant and there are no false representations, misleading statements contained in or material omissions from this report, and severally and jointly accept legal responsibility for the above.

The statement is hereby given.

China Life Insurance Company Limited

April 27, 2022

(1)	Voting by all Directors on the quarterly report

Name of Directors	For	Against	Abstain
Su Hengxuan	✓
Li Mingguang	✓
Huang Xiumei	✓
Yuan Changqing	✓
Wang Junhui	✓
Tang Xin	✓
Leung Oi-Sie Elsie	✓
Lam Chi Kuen	✓
Zhai Haitao	✓

Total	9

(2)

Is there any Director who is unable to warrant the truthfulness, accuracy, completeness and compliance of the information contained in the quarterly report or has a dissenting opinion on this? (Yes  ☐    No  ☒)

2.	BASIC INFORMATION

(1)	Shareholding Structure, Shareholders and Their Changes During the Reporting Period

1)	Shareholding structure and its changes

Unit: Ten thousand shares

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer and distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	—	—	—	—	2,082,353	73.67
Overseas listed foreign shares	744,118	26.33	—	—	—	—	744,118	26.33

Total	2,826,471	100.00	—	—	—	—	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective controller

The effective controller of the Company is the Ministry of Finance of the PRC. As at the end of the reporting period, the equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top ten shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares

Name of shareholder	Nature of shareholder	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	—	1,932,353	68.37%	—
HKSCC Nominees Limited	Overseas legal person	28	732,821	25.93%	—
China Securities Finance Corporation Limited	State-owned legal person	—	70,824	2.51%	—
Central Huijin Asset Management Limited	State-owned legal person	—	11,717	0.41%	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	-774	4,937	0.17%	—
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	71	2,305	0.08%	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	—	1,502	0.05%	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	-266	1,152	0.04%	—
Li Zhuo	Domestic natural person	70	1,023	0.04%	—
China International Television Corporation	State -owned legal person	—	1,000	0.04%	—
Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of the Stock Exchange do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

4)	Shareholdings of the Directors, Supervisors and senior management

No relevant circumstance occurred during the reporting period.

5)	Equity transfer during the reporting period

No relevant circumstance occurred during the reporting period.

(2)	Directors, Supervisors and Senior Management of the Head Office

1.	Basic information of the Directors, Supervisors and senior management of the head office

1)	Basic information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Su Hengxuan	February 1963	Doctoral degree in Management	As Executive Director since December 2018 and as President since April 2019	Executive Director, President	Yin Bao Jian Xu Ke (2018) No. 562 Yin Bao Jian Xu Ke (2019) No. 401

Vice President of China Life Insurance (Group) Company

Director of China Guangfa Bank Co., Ltd.

Director of China Life Property and Casualty Insurance Company Limited

Director of China Life Pension Company Limited

Director of China Life Asset Management Company Limited

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019, the Vice President of China Life Insurance (Group) Company since December 2017 and a Director of China Guangfa Bank Co., Ltd. since September 2020. He was the President of China Life Pension Company Limited from March 2015 to February 2018.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Executive Director since August 2019, as Vice President since November 2014, as Chief Actuary since March 2012 and as Board Secretary since June 2017	Executive Director, Vice President, Chief Actuary, Board Secretary	Jing Yin Bao Jian Fu (2019) No. 635 Bao Jian Xu Ke (2014) No. 918 Bao Jian Shou Xian (2012) No. 187 Bao Jian Xu Ke (2017) No. 664	Chief Actuary of China Life Pension Company Limited Director of China Life Asset Management Company Limited	Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014, the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012, and the Board Secretary of the Company since June 2017.

Huang Xiumei	June 1967	Bachelor’s degree	As Executive Director since July 2021 and as Vice President and the Person in Charge of Finance since May 2020	Executive Director, Vice President, the Person in Charge of Finance	Jing Yin Bao Jian Fu (2020) No. 232 Jing Yin Bao Jian Fu (2020) No. 261	Director of China Life Asset Management Company Limited Director of Sino-Ocean Group Holding Limited Director of China Life Franklin Asset Management Company Limited	Ms. Huang became an Executive Director of the Company in July 2021. She has been the Vice President and the Person in Charge of Finance of the Company since May 2020, a Director of China Life Asset Management Company Limited since June 2021, a Director of Sino-Ocean Group Holding Limited since March 2021, a Director of China Life Franklin Asset Management Company Limited since February 2021. From 2018 to 2021, she served as a Director of China Life Pension Insurance Company. From 2016 to 2020, she served as the Vice President, the Board Secretary and the Person in Charge of Finance of China Life Pension Insurance Company.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yuan Changqing	September 1961	Master’s degree in Business Administration	February 2018	Non- executive Director	Bao Jian Xu Ke (2018) No. 196

Vice Chairman and President of China Life Insurance (Group) Company

Chairman of China Life Asset Management Company Limited

Chairman of China Life Property and Casualty Insurance Company Limited

Vice Chairman of the China Chamber of International Commerce

Honorary Chairman of China Life Foundation

Vice Chairman of the National Association of Financial Market Institutional Investors

Mr. Yuan became a Non- executive Director of the Company in February 2018. He is the Deputy Secretary to the Party Committee, Vice Chairman and President of China Life Insurance (Group) Company. Mr. Yuan served as the Deputy Secretary to the Party Committee and the Chairman of the Supervisory

Committee of Agricultural Bank of China Limited from April 2015 to May 2017.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Junhui	July 1971	Doctoral degree in Finance	August 2019	Non- executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

President and Director of China Life Asset Management Company Limited

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Director of China Life Insurance (Overseas) Company Limited

Chairman of China Life AMP Asset Management Company Limited

Director of China United Network Communications Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Chairman of the Insurance Asset Management Association of China

Executive Director of the Insurance Association of China

Mr. Wang became a Non- executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016. He has been a Director of China Life Insurance (Overseas) Company Limited since June 2020, the Chairman of China Life Franklin Asset Management Company Limited since September 2016, and the Chairman of China Life AMP Asset Management Company Limited since December 2016.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Tang Xin	September 1971	Doctoral degree in Law	March 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Head of the Commercial Law Research Center of Tsinghua University

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the China Association for Public Companies

Member of the Legal Professional Advisory Committee of the Shenzhen Stock Exchange

Member of the Legislative Affair Committee of the Asset Management Association of China

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of Bank of Guizhou Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Leung Oi-Sie Elsie	April 1939	Master’s degree in Law	July 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016.

Lam Chi Kuen	April 1953	Higher Diploma in Accounting	June 2021	Independent Director	Yin Bao Jin Fu (2021) No. 503	Independent Non-executive Director of China Cinda Asset Management Co., Ltd. Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited	Mr. Lam became an Independent Director of the Company in June 2021.

Zhai Haitao	January 1969	Master’s degrees in International Affairs and Business Administration	October 2021	Independent Director	Yin Bao Jin Fu (2021) No. 778

President and Founding Partner of Primavera Capital Group

Independent Director of China Everbright Environment Group Limited

Independent Director of China Everbright Water Limited

Independent Director of Lianyin Venture Capital Co., Ltd.
(a wholly-owned subsidiary of China UnionPay Group)

Mr. Zhai became an Independent Director of the Company in October 2021.

2)	Basic information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Jia Yuzeng	June 1962	Master’s degree in Business Administration	July 2018	Chairman of the Board of Supervisors	Yin Bao Jian Xu Ke (2018) No. 562	Executive Director of the Insurance Society of China Director of China Insurance Security Fund Co., Ltd.	Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. From 2013 to 2018, he served as the Vice President and the Board Secretary of China Life Pension Company Limited.

Cao Qingyang	May 1963	Doctoral degree in Economics	July 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 492		Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011.

Wang Xiaoqing	October 1965	Bachelor’s degree in Engineering	December 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 1110		Ms. Wang became a Supervisor of the Company in December 2019. She has successively served as the Deputy General Manager and the General Manager of the Risk Management Department of the Company since April 2018. She served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company from May 2016 to April 2018.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Lai Jun	May 1964	Bachelor’s degree	October 2021	Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778

Mr. Lai became a Supervisor of the Company in October 2021. He has been the General Manager of the Human Resources Department of the Company since May 2021. From 2015 to 2021, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company.

Niu Kailong	September 1974	Doctoral degree in Economics	October 2021	Non- Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778	General Manager of the Strategic Planning Department of China Life Insurance (Group) Company President of China Life Institute of Finance	Mr. Niu became a Supervisor of the Company in October 2021.

3)	Basic information of the senior management of the head office

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Ruan Qi	July 1966	EMBA for the senior management	April 2018	Vice President	Yin Bao Jian Xu Ke (2018) No. 63		Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. He served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018.

Zhan Zhong	July 1968	Bachelor’s degree in Engineering	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493	Director of Sino-Ocean Group Holding Limited	Mr. Zhan became the Vice President of the Company in July 2019. He served as the Marketing Director of the Company from August 2017 to July 2019, and the General Manager of the Individual Insurance Sales Department of the Company from July 2014 to August 2019. He served as an Employee Representative Supervisor of the Company from July 2015 to August 2017.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Hong	February 1967	EMBA for the senior management	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493		Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019, and the General Manager of the Operation and Service Center of the Company from January 2018 to August 2019. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department, and the General Manager (at the general manager level of the provincial branches) of the Process and Operation Management Department of the Company from 2011 to 2018.

Zhao Guodong	November 1967	Bachelor’s degree	October 2019	Assistant to the President	Jing Yin Bao Jian Fu (2019) No. 851		Mr. Zhao became an Assistant to the President of the Company in October 2019. He has been the General Manager of Jiangsu Branch of the Company since July 2018. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Liu Yuejin	April 1967	Bachelor’s degree in Economics	June 2021	Assistant to the President	Yin Bao Jian Fu (2021) No. 445		Mr. Liu became an Assistant to the President of the Company in June 2021. He has been the General Manager of Guangdong Branch of the Company since March 2020. During the period from November 2017 to March 2020, he served as the General Manager of Chongqing Branch of the Company. From 2012 to 2017, he successively served as the Deputy General Manager of Shanxi Branch and the Deputy General Manager (responsible for daily operations) and the General Manager of Guizhou Branch of the Company.
Zhang Di	January 1968	Bachelor’s degree in Engineering	As the Assistant to the President since December 2021 and as the Chief Investment Officer since January 2022	Assistant to the President, Chief Investment Officer	Yin Bao Jian Fu (2021) No. 1034	Director of China Guangfa Bank Co., Ltd. Director of COFCO Futures Company Limited	Ms. Zhang became an Assistant to the President of the Company in December 2021. She has been the Chief Investment Officer of the Company since January 2022. She successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Investment Management Department, and the General Manager of the Investment Management Center of the Company from July 2016.

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Chongmiao	October 1969	Doctoral degree in Law	July 2018	Compliance Officer	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.

Liu Fengji	October 1969	EMBA for the senior management	December 2021	Person in Charge of Audit	Yin Bao Jian Fu (2021) No. 1032		Mr. Liu became the Person in Charge of Audit of the Company in December 2021. During the period from October 2021 to December 2021, he served as a temporary Person in Charge of Audit of the Company. He has been the General Manager of the Audit Department of the Company since February 2021. During the period from February 2018 to February 2021, he served as the General Manager of Tianjin Branch of the Company. From 2016 to 2018, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch of the Company.

All information set forth in the table 1) -3) is as at the end of the reporting period, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of this report:

1)

As considered by the Directors at the sixth meeting of the seventh session of the Board of Directors of the Company held on January 13, 2022, given that Mr. Wang Bin, a former Executive Director of the Company, was under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of disciplines and laws, he was not able to perform his role and duties as the Chairman of the Board. In accordance with the Articles of Association, Mr. Yuan Changqing, a Non-executive Director of the Company, was elected to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from January 13, 2022 and ending on the effective date of appointment of a new Chairman of the Board.

2)

The Board of Directors of the Company received a resignation letter from Mr. Wang Bin on February 23, 2022. As Mr. Wang Bin was not able to perform his role and duties as a Director, he resigned from his positions as the Chairman of the Board and an Executive Director of the Company. The resignation took effect on the same day.

3)

As Mr. Tang Xin had served as an Independent Director of the Company for six consecutive years, he tendered his resignation from such position to the Board of Directors of the Company on March 6, 2022 pursuant to the relevant regulations. Since the resignation of Mr. Tang Xin will result in the number of Independent Directors falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Tang Xin will continue to perform his duties as an Independent Director until the qualification of a new Independent Director is approved by the CBIRC.

4)

At the eighth extraordinary meeting of the third session of the employee representative meeting of the Company, Ms. Hu Zhijun was elected as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company. The qualification of Ms. Hu Zhijun as a Supervisor is still subject to the approval of the CBIRC.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

						Unit: RMB million

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life Asset Management Company Limited	Subsidiary	1,680	1,680	—	60.00%	60.00%	—
2	China Life Pension Company Limited	Subsidiary	2,626	2,626	—	70.74%	70.74%	—
3	China Life Sales Company Limited	Subsidiary	—	—	—	90.81%	90.81%	—
4	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	548	548	—	99.98%	99.98%	—
5	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	548	548	—	99.98%	99.98%	—
6	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	571	571	—	99.98%	99.98%	—
7	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	571	571	—	99.98%	99.98%	—
8	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	4,024	4,036	12	99.98%	99.98%	—
9	Shanghai Rui Chong Investment Co., Limited	Subsidiary	6,100	6,100	—	100.00%	100.00%	—
10	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	2,835	2,835	—	90.00%	90.00%	—
11	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	1,680	1,680	—	99.98%	99.98%	—
12	Golden Phoenix Tree Limited	Subsidiary	—	—	—	100.00%	100.00%	—
13	Sunny Bamboo Limited	Subsidiary	1,876	1,876	—	100.00%	100.00%	—
14	Golden Bamboo Limited	Subsidiary	1,993	1,993	—	100.00%	100.00%	—

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
15	Fortune Bamboo Limited	Subsidiary	2,435	2,435	—	100.00%	100.00%	—
16	Glorious Fortune Forever Limited	Subsidiary	—	—	—	100.00%	100.00%	—
17	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	6,066	6,066	—	99.99%	99.99%	—
18	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	616	616	—	99.95%	99.95%	—
19	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	2,181	2,181	—	100.00%	100.00%	—
20	China Life (Beijing) Health Management Company Limited	Subsidiary	1,530	1,530	—	100.00%	100.00%	—
21	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	Subsidiary	504	504	—	99.90%	99.90%	—
22	New Aldgate Limited	Subsidiary	1,168	1,168	—	100.00%	100.00%	—
23	CL Hotel Investor, L.P.	Subsidiary	285	285	—	100.00%	100.00%	—
24	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	4,111	4,111	—	99.99%	99.99%	—
25	COFCO Futures Company Limited	Associated corporation	1,339	1,339	—	35.00%	35.00%	—
26	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	1,188	1,188	—	30.57%	30.57%	—
27	AVIC Investment Holding Limited	Associated corporation	6,000	6,000	—	16.70%	16.70%	—
28	China Life Property and Casualty Insurance Company Limited	Associated corporation	6,000	6,000	—	40.00%	40.00%	—
29	China United Network Communications Limited	Associated corporation	21,801	21,801	—	10.2946%	10.2957%	0.0011%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
30	China Power Investment Nuclear Power Co., Ltd.	Associated corporation	8,000	8,000	—	26.76%	26.76%	—
31	Wonders Information Co., Ltd.	Associated corporation	3,298	3,298	—	18.21%	18.21%	—
32	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	192	192	—	18.31%	18.31%	—
33	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	7,301	7,301	—	81.63%	81.63%	—
34	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	20,000	20,000	—	43.86%	43.86%	—
35	China Guangfa Bank Co., Ltd.	Associated corporation	45,174	53,199	8,025	43.69%	43.69%	—
36	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	250	250	—	13.09%	13.09%	—
37	Sino-Ocean Group Holding Limited	Associated corporation	11,246	11,246	—	29.59%	29.59%	—
38	Shandong New and Old Kinetic Energy Conversion China Life High-end Equipment Equity Investment Fund Partnership (Limited Partnership)	Joint venture	10	10	—	79.00%	79.00%	—
39	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	3,780	3,780	—	60.00%	60.00%	—
40	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	Joint venture	1,416	1,806	390	60.00%	60.00%	—

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
41	China Life Vanke No. 1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	—	59.82%	59.82%	—
42	China Life Vanke No. 2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	—	59.82%	59.82%	—
43	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	8,817	8,817	—	84.99%	84.99%	—
44	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	230	230	—	51.00%	51.00%	—
45	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	306	306	—	51.00%	51.00%	—
46	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	14,956	14,956	—	50.00%	50.00%	—
47	RXR 1285 Holdings JV LLC	Joint venture	1,290	1,290	—	51.55%	51.55%	—

(4)	Violation of Laws and Regulations

1)	Administrative punishments imposed on the Company by financial regulators and other governmental departments during the reporting period:

The administrative punishments have been disclosed on the official website of the Company. For specific information, please logon to the official website of the Company (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Significant Events) for inspection.

2)

Administrative punishments imposed on the Directors, Supervisors and senior management of the Head Office of the Company by financial regulators and other governmental departments during the reporting period:

No relevant circumstance occurred during the reporting period.

3)

Violation of laws by the Directors, Supervisors, management officers at the departmental level of the Head Office or above and senior management officers of the provincial branches of the Company during the reporting period that resulted in them being transferred to judicial authorities:

During the reporting period, based on the information disclosed on January 8, 2022 on the website of the Central Commission for Discipline Inspection and the National Supervisory Commission, Mr. Wang Bin, the former Secretary to the Party Committee and the former Chairman of the Board of Directors of China Life Insurance (Group) Company, is currently under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of disciplines and laws.

4)	Regulatory measures adopted by the CBIRC against the Company during the reporting period:

During the reporting period, there was no circumstance where the CBIRC adopted major regulatory measures against the Company.

3.	KEY INDICATORS

(1)	Solvency Ratio Indicators

		Unit: RMB million

Name of Indicators	Figures of the Current Quarter	Figures of the Preceding QuarterNote	Predicted figures of the Following Quarter under the Basic Scenario
Admitted assets	4,846,631	4,827,564	4,923,574
Admitted liabilities	3,766,877	3,771,796	3,826,304
Actual capital	1,079,754	1,055,768	1,097,270
Core Tier 1 capital	712,155	1,020,756	726,356
Core Tier 2 capital	57,042	—	60,625
Supplementary Tier 1 capital	308,574	35,012	308,281
Supplementary Tier 2 capital	1,983	—	2,008
Minimum capital for quantitative risk	442,949	412,531	445,767
Minimum capital for control risk	-6,866	-10,190	-6,909
Additional minimum capital	—	—	—
Minimum capital	436,083	402,341	438,857
Core solvency surplus	333,114	618,415	348,124
Comprehensive solvency surplus	643,671	653,427	658,413
Core solvency ratio	176.39%	253.70%	179.33%
Comprehensive solvency ratio	247.60%	262.41%	250.03%

Note:

The figures of the preceding quarter are the results of solvency data for the fourth quarter of 2021 as calculated according to the “Solvency Regulatory Rules for Insurance Companies (No.1-17)” (hereinafter referred to as the “C-ROSS (Phase I) Regulation”.

(2)	Regulatory and Monitoring Indicators of Liquidity Risk

Unit: RMB million

Name of Indicators	Figures of the Current Quarter

Liquidity coverage ratio
Overall liquidity coverage ratio of the Company under the basic scenario[1] (LCR1)
within 3 months	134%
within 12 months	109%
Overall liquidity coverage ratio of the Company under the stressed scenario[2] (LCR2)
within 3 months	591%
within 12 months	187%
Liquidity coverage ratio without considering asset realization under the stressed scenario[3] (LCR3)
within 3 months	107%
within 12 months	83%
Overall liquidity coverage ratio of the Company under the self-testing stressed scenario[2] (LCR2)
within 3 months	581%
within 12 months	190%
Liquidity coverage ratio without considering asset realization under the self-testing stressed scenario[3] (LCR3)
within 3 months	112%
within 12 months	90%
Backtracking adverse deviation rate of net cash flow from operating activities[4]	17%
Cumulative net cash flow of the current year	22,237
Net cash flow of the preceding fiscal year	2,901
Net cash flow of the fiscal year prior to the preceding fiscal year	1,890
Net cash flow from operating activities[5]	179,572
Net cash flow from operating activities of participating account[6]	15,599
Net cash flow from operating activities of universal account[7]	19,574
Proportion of cash and liquidity management tools[8]	2.09%
Quarterly average of financing leverage ratio[9]	2.71%
Proportion of domestic fixed-income assets under (including) class AA10	0.28%
Proportion of listed stock investment with
a shareholding of over 5%[11]	0.79%
Proportion of receivables[12]	1.12%
Proportion of holding related-party assets[13]	2.12%

Notes:

1.

Overall liquidity coverage ratio of the Company under the basic scenario = (Cash inflows of the Company under the basic scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the basic scenario × 100%

2.

Overall liquidity coverage ratio of the Company under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date + the amount of realizable liquid asset reserves) ÷ Cash outflows of the Company under the stressed scenario × 100%

3.

Liquidity coverage ratio without considering asset realization under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the stressed scenario × 100%

4.

Backtracking adverse deviation rate of net cash flow from operating activities = (Actual value of net cash flow from operating activities – Predicted value of net cash flow from operating activities) ÷ Absolute value of the predicted value of net cash flow from operating activities. In calculating the indicator, the relevant data under the C-ROSS (Phase I) Regulation was used.

5.	Net cash flow from operating activities = Cumulative cash inflows from operating activities of the current year – Cumulative cash outflows from operating activities of the current year
6.

Net cash flow from operating activities of participating account = Cumulative cash inflows from operating activities of participating account of the current year – Cumulative cash outflows from operating activities of participating account of the current year

7.

Net cash flow from operating activities of universal account = Cumulative cash inflows from operating activities of universal account of the current year – Cumulative cash outflows from operating activities of universal account of the current year

8.

Proportion of cash and liquidity management tools = Book value of cash and liquidity management tools at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

9.

Quarterly average of financing leverage ratio = Arithmetic average of total balance of inter-bank lending and bonds sold under agreements to repurchase at the end of each month within a quarter ÷ Ending balance of total assets × 100%

10.

Proportion of domestic fixed-income assets under (including) class AA = Book value of domestic fixed-income assets under (including) class AA at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

11.	Proportion of listed stock investment with a shareholding of over 5% = Total book value of listed stock investment with a shareholding of over 5% ÷ Ending balance of total assets × 100%
12.

Proportion of receivables = (Book value of premiums receivable at the end of the period + Book value of reinsurance accounts receivable at the end of the period) ÷ Ending balance of total assets × 100%

13.	Proportion of holding related-party assets = Total investment assets of counterparties (who are related parties) held ÷ Ending balance of total assets × 100%

(3)	Key Operating Indicators

		Unit: RMB million

Name of Indicators	Figures of the Current Quarter	Cumulative Figures of the Current Year
Gross written premiums	315,011	315,011
Net income	16,359	16,359
Total assets	4,807,991	4,807,991
Net assets	464,991	464,991
Insurance contracts liabilities	3,668,168	3,668,168
Basic earnings per share (RMB)	0.58	0.58
Net assets yield[1]	3.47%	3.47%
Total assets yield[2]	0.34%	0.34%
Net Investment yield[3]	0.86%	0.86%
Comprehensive investment yield[4]	-0.22%	-0.22%

Notes:

1.	Net assets yield = Net profit ÷ [(Net assets at the beginning of the period + Net assets at the end of the period) ÷ 2] × 100%
2.	Total assets yield = Net profit ÷ [(Total assets at the beginning of the period + Total assets at the end of the period) ÷ 2] × 100%
3.

Net investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

4.

Comprehensive investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange + Net change in fair value of financial assets available for sale – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

The key operating indicators are the results of data calculated according to the “Solvency Regulatory Rules for Insurance Companies No.18: Solvency Report”.

4.	RISK MANAGEMENT CAPABILITY

(1)	Type of the Company

1)

In accordance with the requirements under Article 5 and Article 6 of the “Solvency Regulatory Rules for Insurance Companies No. 12: Solvency Aligned Risk Management Requirements and Assessment” with respect to the criteria for classification of companies, the Company is a Type I insurance company.

2)

The Company is a life insurance company established in Beijing, China on June 30, 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on December 17 and 18, 2003, and January 9, 2007, respectively.

3)	In 2021, the Company had total assets of RMB4,778,702 million and 36 provincial branches.

(2)	Assessment Results of the Recent Solvency Aligned Risk Management Requirements and Assessment

The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirements and Assessment (SARMRA) on the Company in 2018. According to the “Notice Concerning the 2018 SARMRA Assessment Results” (Yin Bao Jian Cai [2018] No. 125), the Company got a score of 84.94 in the 2018 assessment and the respective scores in nine areas are as follows: 17.76 in the foundation and environment of risk management, 8.41 in the objectives and tools of risk management, 8.60 in insurance risk management, 8.65 in market risk management, 8.61 in credit risk management, 8.59 in operational risk management, 8.77 in strategic risk management, 7.34 in reputational risk management, and 8.22 in liquidity risk management.

(3)	Measures for the Improvement of Risk Management Adopted During the Reporting Period and Their Progress

Firstly, the Company further proceeded with the construction of its risk management system. In accordance with the “Regulatory Rules on the Second Phase Project of China Risk-Oriented Solvency System (C-ROSS)” issued by the CBIRC, the Company made comprehensive amendments to the rules and regulations in connection with risk management such as the “Comprehensive Risk Management Rules of China Life Insurance Company Limited” and the “Insurance Risk Management Measures of China Life Insurance Company Limited”. The Company also made further improvements to SARMRA and the mechanism on Integrated Risk Rating (IRR), building a more well-established comprehensive risk management system and mechanism.

Secondly, the Company continued to optimize the top-level design for risk management to strengthen the coordinating and leading roles of the Board of Directors and its specialized committees in risk management. In this design, the function of the Risk Management Committee on risk management and control was highlighted. The Committee organized and held the first meeting for 2022, further strengthened its efforts to keep track of outstanding risk issues and enhanced its capability in risk prevention and defusion in a practical manner.

Thirdly, the Company consistently promoted the construction of information-oriented and intelligent risk management. It made further improvements to the risk management system and gradually established an integrated risk monitoring, analysis, pre-warning and management center. In addition, the Company gradually developed a system for information management in connection with investigation of sale violations and credit rating, and built a sales risk management and control platform covering three channels based on the centralized management and control model, so as to further enhance the independence of sales risk management.

(4)	Self-assessment on Risk Management

The Company did not conduct an annual self-assessment on solvency risk management in this quarter.

During the quarter, the Company continued to proceed with rectification and upgrading measures, sorted out and refined all existing issues on an individual basis, stepped up its efforts to rectify such issues, and continuously enhanced its capability of risk management, after taking into account the feedbacks from the CBIRC’s inspection in 2018 and the 2021 self-assessment results.

5.	INTEGRATED RISK RATING (IRR) (CLASSIFICATION REGULATION)

(1)	Information of the Company’s IRR

To date, according to the C-ROSS Supervision Information System of the CBIRC, the results of the IRR of the Company in the recent two quarters (being the third quarter of 2021 and the fourth quarter of 2021) were both A Category.

(2)	Self-assessment on Risks

The Company conducts an assessment on the insurance risk, market risk, credit risk, strategic risk, operational risk, reputational risk, liquidity risk and other risks faced by it on a quarterly basis, and a comprehensive risk management quarterly report will be prepared and submitted to the President’s Office of the Company for review.

For strategic risk, the Company continued to facilitate the upgrade of products and services, pursued its business development with prudent approach as the first priority, and prepared a report of the management team of the Company on business operation and management every quarter and an evaluation report on the implementation of medium- to long-term planning every year through the regular monitoring and evaluation of strategic plan implementation, so as to strengthen the management of strategic risk. In general, the high-quality development tended to be stable with good momentum for growth.

For operational risk, the Company consistently strengthened the development of three management tools, namely loss data room for operational risk, self-assessment on risk control, and key risk indicators monitoring, to build an operational risk management system featuring full chain. The Company also conducted an analysis on the loss data for operational risk as well as key risk indicators monitoring on a quarterly basis, and the operational risk was generally preventable and controllable.

For reputational risk, the Company strictly and closely monitored public opinions through the real-time monitoring of media around the clock for seven days a week, and strengthened its efforts to analyze public opinions by grasping their main characteristics and development trends, in order to seize the initiative to address the public opinions. The Company enhanced its ablity to publicly respond to negative public opinions, resulting in a higher public response rate. Through the joint efforts of everyone within the system, the public opinions on the Company remained stable in general and there was no major incident of reputational risk for the Company in this quarter.

For liquidity risk, the Company monitored the regulatory indicators and monitoring indicators for liquidity risk on a quarterly basis and carried out stress tests on cash flows in accordance with the requirements under the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk”. The Company constantly stepped up its effort in liquidity risk management pursuant to the regulatory requirements and its own regulations, and the liquidity risk of the Company was insignificant.

6.	SIGNIFICANT EVENTS

(1)	Branches

Provincial branches newly approved for operation during the reporting period:

No event involving major branches occurred.

(2)	Material Reinsurance Contracts

1)	Material reinsurance inward contracts entered into during the reporting period:

No event involving material reinsurance inward contracts occurred.

2)	Material reinsurance outward contracts entered into during the reporting period:

No event involving material reinsurance outward contracts occurred.

(3)	Top Three Products During the Reporting Period in Terms of Surrender Payment and Comprehensive Surrender Rate

1)	Top three products during the reporting period in terms of surrender payment

					Unit: RMB million

Name of products	Type of products	Sales channel	Current quarter		Cumulative figures for the year
			Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Happy Life Annuity Insurance (Participating Insurance) （國壽美滿一生年金保險（分紅型））	Participating	Exclusive individual agent, etc.	577	0.36%	577	0.36%
China Life Xin Yao Dong Fang Annuity Insurance （國壽鑫耀東方年金保險）	Traditional	Exclusive individual agent, etc.	524	0.81%	524	0.81%
Kang Ning Whole Life Insurance （康寧終身保險）	Traditional	Exclusive individual agent, etc.	494	0.13%	494	0.13%

2)	Top three products during the reporting period in terms of comprehensive surrender rate

					Unit: RMB million

Name of products	Type of products	Sales channel	Current quarter		Cumulative figures for the year
			Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Xin Ying Annuity Insurance (Type B) （國壽鑫盈年金保險（B 款））	Traditional	Exclusive individual agent, etc.	5	13.85%	5	13.85%
China Life Supplemental Care Long-term Health Insurance （國壽附加關愛一生長期健康保險）	Traditional	Exclusive individual agent, etc.	0.0036	7.02%	0.0036	7.02%
China Life Wealth Succession Whole Life Insurance (Participating Insurance) （國壽財富傳家終身壽險（分紅型））	Participating	Exclusive individual agent, etc.	26	6.70%	26	6.70%

The surrender rate is the result of data calculated according to the formula of comprehensive surrender rate set out in the “Solvency Regulatory Rules for Insurance Companies No. 18: Solvency Report”.

(4)	Major Investments

Major investments made during the reporting period:

						Unit: RMB million

No.	Type	Investment target	Time of investment	Investment amount			Book value at the end of the period
				At the beginning of the period	At the end of the period	Change
1	Associated corporation	China Guangfa Bank Co., Ltd.	January 2022	45,174	53,199	8,025	96,150
2	Joint venture	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	February 2022 March 2022	1,416	1,806	390	1,843
3	Subsidiary	Shanghai Wansheng Industry Partnership (Limited Partnership)	January 2022	4,024	4,036	12	4,036

It was determined after an assessment that the above major investments had not had any significant impact on the core and comprehensive solvency ratios.

(5)	Significant Investment Losses

Significant investment losses incurred during the reporting period: No significant investment loss was incurred.

(6)	Major Financing Activities

Major financing activities carried out during the reporting period: No major financing activity was carried out.

(7)	Major Connected Transactions

Major connected transactions occurred during the reporting period:

Major connected transactions have been disclosed on the official website of the Company. For specific information, please logon to the official website of the Company (www.echinalife.com, route query: Home Page – Public Information Disclosure – Information of Significant Events) for inspection.

(8)	Material Guarantees

1)	Executed material guarantee contracts existed during the reporting period:

No event involving material guarantee contracts occurred.

2)	Outstanding material guarantee contracts existed as of the date of the solvency report:

No event involving outstanding material guarantee contracts occurred.

(9)	Other Significant Events

No other significant event occurred.

7.	MANAGEMENT ANALYSIS AND DISCUSSION

(1)	Change of Solvency Ratios and the Reasons therefor

Pursuant to the requirements of the CBIRC, the Company started to implement the “Solvency Regulatory Rules II for Insurance Companies” (hereinafter referred to as the “C-ROSS (Phase II) Regulation”) from the solvency quarterly report for the first quarter of 2022.

Under the C-ROSS (Phase II) Regulation, as at the end of the first quarter of 2022, the core solvency ratio and comprehensive solvency ratio of the Company were 176.39% and 247.60%, respectively (under the C-ROSS (Phase I) Regulation, the core solvency ratio and comprehensive solvency ratio of the Company were 241.70% and 249.95% on a pro forma basis, respectively), representing a decrease of 77.31 percentage points and 14.81 percentage points as compared to the core solvency ratio and comprehensive solvency ratio calculated under the C-ROSS (Phase I) Regulation as at the end of the fourth quarter of 2021. The main reason for the decline is that the C-ROSS (Phase II) Regulation has significant changes from the C-ROSS (Phase I) Regulation. With respect to actual capital, the C-ROSS (Phase II) Regulation makes capital classification for the future surplus of insurance policies based on the remaining period of the insurance policies, sets stringent standards for the impairment of associated corporations and joint ventures, and improves the method for assessing solvency reserves, etc. With respect to minimum capital, the C-ROSS (Phase II) Regulation requires the implementation of look-through measurement for insurance assets in all aspects, improves the method for measuring interest rate risk, substantially increases risk factors of equity assets such as long-term equity investments, and introduces additional standards for measuring concentration risk, etc.

Under the C-ROSS (Phase I) Regulation and the C-ROSS (Phase II) Regulation, the core solvency ratio and comprehensive solvency ratio of the Company are well above the regulatory requirements, and the Company has sufficient solvency.

(2)	Change of Regulatory Indicators for Liquidity Risk and the Reasons therefor

As at the end of the first quarter of 2022, the regulatory indicators for liquidity risk of the Company were conformed to the regulatory standards. Pursuant to the provisions of the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk” and the relevant requirements, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

(3)	Analysis of the Change in the IRR Results

According to the C-ROSS Supervision Information System of the CBIRC, the result of the IRR of the Company in the fourth quarter of 2021 was A Category, which remained unchanged from the previous quarter.

(4)	Analysis of the Key Risks Faced by the Company

In light of the financial environment and capital market, and after taking into account the measures adopted and initiatives taken by the Company in respect of risks, we have carried out a comprehensive analysis of the key risks affecting the solvency of the Company, the specific details of which are as follows:

1)	Market risk

In 2021, in consideration of the market situation, the Company combined strategic allocation with tactical operation, gave full play to the strengths of external and internal managers, diversified fixed-income assets, took the initiatives to manage equity exposures, and continuously optimized position structure, ensuring the market risk to remain stable generally. During the COVID-19 pandemic, the major economies around the globe were hit by the demand- and supply-side changes, as a result of which volatility in both domestic and international markets escalated and there were profound changes in the risk situation. Under the new environment of investment risk after the outbreak of the pandemic, the Company will strength research on the risk return and attitude of major asset categories, facilitate the construction of a comprehensive system for the management of investment risk, and enhance its capability of market risk judgement, so as to effectively manage market risk in a scientifical manner. The Company will reasonably adjust the portfolio composition and duration on an ongoing basis, take active actions in matching assets with liabilities in terms of duration, and diversify market risk by making appropriate and diverse investments.

2)	Credit risk

Overall, the credit situation of fixed-income assets of the Company was satisfactory. No material credit default event occurred for the Company in 2021, and the credit risks of the Company were generally well controlled. Nevertheless, with the growth of default amount of the market as a whole from 2020, there was an increase in the number of entities in default for the first time, credit spread remained at a higher level, and credit risk was still a matter of concern. In relation to credit risk management, the Company proceeded with it from two aspects, namely the probability of default and loss given default, consistently selected counterparties with excellent credit qualification for transactions, requested for credit enhancement as the case required, and conducted dynamic monitoring and control of credit concentration and credit facilities. The Company will continue to facilitate the implementation of a centralized credit rating, improve the internal assessment model and method, and refine and conduct the work of credit rating in the context of the industry, so as to further expand the breadth and depth of credit rating research.

3)	Insurance risk

The Company made a judgment on the adequacy of reserves according to actuarial principles. In 2021, the reserves of the Company satisfied the adequacy requirement, and its insurance risk was stable and well controlled. The Company devised a system for risk limit indicators and carried out normal monitoring analysis, so as to contain risks within a controllable range. It implemented an effective product development and management system to strictly control product pricing risks, and strengthened empirical analysis to offer support to pricing assumptions and accessing assumptions, in order to prevent and control insurance risks from the front end of products. The Company effectively guarded against adverse selection risks and insurance frauds through the establishment and implementation of a well-developed system for verification of insurance policies and claims, as well as the practical operation regulations. In addition, it transferred and mitigated insurance risk through a scientific and reasonable reinsurance arrangement.

8.	OPINIONS FROM EXTERNAL INSTITUTIONS

(1)	Reports Received from External Institutions During the Reporting Period

1)	Audit reports received from auditors during the reporting period:

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2022) No. 2384), and was of the view that the special financial statements for solvency were prepared, in all material respects, in accordance with the basis of preparation set forth in the “Solvency Regulatory Rules for Insurance Companies (No. 1-17).

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report on internal control (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2022) No. 2643), and was of the view that the Company maintained an effective internal control over financial reporting in all material respects as of December 31, 2021 in accordance with the “Standard Regulations on Corporate Internal Control” and the relevant requirements.

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Shen Zi (2022) No. 10089), and was of the view that the consolidated and company balance sheets as at December 31, 2021, as well as the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the year 2021 and the notes to the financial statements were prepared, in all material respects, in accordance with the “Enterprise Accounting Standards”, which gave a fair view of the consolidated and company’s financial position as at December 31, 2021, and the consolidated and company’s performance results and cash flows for the year 2021.

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2022) No. 2379), and was of the view that the special financial statements for participating insurance were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the special financial statements for participating insurance.

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2022) No. 2380), and was of the view that the financial statements for investment-linked insurance accounts were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the financial statements for investment-linked insurance accounts.

2)	Review reports received during the reporting period:

No relevant circumstance occurred during the reporting period.

3)	Credit rating reports received from rating agencies during the reporting period:

No relevant circumstance occurred during the reporting period.

(2)	Change of External Institutions During the Reporting Period

No relevant circumstance occurred during the reporting period.

9.	ACTUAL CAPITAL

(1)	Admitted Assets

				Unit: RMB million

	Figures of the Current Quarter			Figures of the Preceding Quarter
Items	Book Value	Unadmitted Value	Admitted Value	Book Value	Unadmitted Value	Admitted Value

Cash and liquidity management tools	98,928	—	98,928	178,904	—	178,904
Investment assets	4,092,175	1,351	4,090,824	3,814,041	1,351	3,812,690
Equities in subsidiaries, joint ventures and associates	188,130	-336	188,466	385,723	-4,436	390,159
Reinsurance assets	6,948	-40,671	47,619	6,631	-46,835	53,466
Receivables and prepayments	353,811	—	353,811	328,233	—	328,233
Fixed assets	50,067	—	50,067	50,364	—	50,364
Land use rights	7,422	—	7,422	7,320	—	7,320
Assets held in separate accounts	8	—	8	9	—	9
Other admitted assets	10,502	1,016	9,486	7,477	1,058	6,419

Total	4,807,991	-38,640	4,846,631	4,778,702	-48,862	4,827,564

Note:	The figures of the preceding quarter are the results of solvency data for the fourth quarter of 2021 as calculated according to the C-ROSS (Phase I) Regulation”.

(2)	Admitted Liabilities

		Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Reserve liabilities	3,042,460	2,861,989
Financial liabilities	400,427	546,114
Payables and advance receipts	232,772	273,661
Estimated liabilities	—	—
Liabilities of independent accounts	8	9
Capital liabilities	8,131	—
Other admitted liabilities	83,079	90,023

Total	3,766,877	3,771,796

Note:	The figures of the preceding quarter are the results of solvency data for the fourth quarter of 2021 as calculated according to the C-ROSS (Phase I) Regulation”.

(3)	Actual Capital

		Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Core Tier 1 capital	712,155	1,020,756
Net assets	464,991	477,057
Adjustments to net assets	247,164	543,699
Book value of unadmitted assets	-2,368	-2,410
Difference between admitted value and book value of long-term equity investments	336	4,436
Fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.)	—	-18
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	-3,652	—
Catastrophe risk reserves for agricultural insurance	—	—
Policy future surplus included in Core Tier 1 capital	212,177	—
Amount of capital instrument attributable to liabilities that meets the Core Tier 1 capital standards and could be included in Core Tier 1 capital as required	—	—
Other adjustments stipulated by the CBIRC	40,671	541,691
Core Tier 2 capital	57,042	—
Preferred stock	—	—
Policy future surplus included in Core Tier 2 capital	65,173	—
Other Core Tier 2 capital	—	—
Less: the amount that should be deducted for exceeding the limit	8,131	—

		Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Supplementary Tier 1 capital	308,574	35,012
Subordinated term debt	—	—
Capital supplementary bonds	34,995	34,994
Convertible subordinated debt	—	—
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	3,652	—
Amount of fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.) that could be included in the Supplementary Tier 1 capital	—	18
Policy future surplus included in the Supplementary Tier 1 capital	269,927	—
Other Supplementary Tier 1 capital	—	—
Less: the amount that should be deducted for exceeding the limit	—	—
Supplementary Tier 2 capital	1,983	—
Contingent capital and other Supplementary Tier 2 capital	—	—
Policy future surplus included in the Supplementary Tier 2 capital	1,983	—
Less: the amount that should be deducted for exceeding the limit	—	—

Total of actual capital	1,079,754	1,055,768

Note:	The figures of the preceding quarter are the results of solvency data for the fourth quarter of 2021 as calculated according to the C-ROSS (Phase I) Regulation”.

10.	MINIMUM CAPITAL

		Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Minimum capital for quantitative risk	442,949	412,531
Total of minimum capital for life insurance risk	100,455	74,508
Life insurance risk – minimum capital for loss risk	66,760	37,965
Life insurance risk – minimum capital for surrender risk	61,526	51,989
Life insurance risk – minimum capital for expense risk	14,304	14,525
Life insurance risk – risk diversification effect	42,135	29,971
Total of minimum capital for non-life insurance risk	12,154	8,264
Non-life insurance risk – minimum capital for premium and reserve risk	12,154	8,264
Non-life insurance risk – minimum capital for catastrophe risk	—	—
Non-life insurance risk – risk diversification effect	—	—
Market risk – total of minimum capital	411,907	391,925
Market risk – minimum capital for interest rate risk	172,436	375,054
Market risk – minimum capital for equity price risk	375,977	168,518
Market risk – minimum capital for property price risk	17,420	4,326
Market risk – minimum capital for overseas fixed income asset price risk	184	368
Market risk – minimum capital for overseas equity asset price risk	39,100	28,281
Market risk – minimum capital for exchange rate risk	6,850	4,372
Market risk – risk diversification effect	200,060	188,994
Credit risk – total of minimum capital	83,314	69,548
Credit risk – minimum capital for interest spread risk	39,453	32,008
Credit risk – minimum capital for counterparty default risk	64,177	54,259
Credit risk – risk diversification effect	20,316	16,719
Quantitative risk diversification effect	118,034	84,577
Loss absorption effect of special types of insurance contracts	46,847	47,137
Loss absorption adjustment – not considering upper bound	46,847	47,137
Upper bound for loss absorption effect adjustment	196,950	199,033
Minimum capital for control risk	-6,866	-10,190
Additional minimum capital	—	—
Counter-cyclical additional minimum capital	—	—
Additional minimum capital for DSII	—	—
Additional minimum capital for GSII	—	—
Other additional minimum capital	—	—
Minimum capital	436,083	402,341

Note:	The figures of the preceding quarter are the results of solvency data for the fourth quarter of 2021 as calculated according to the C-ROSS (Phase I) Regulation”.

This announcement is published in both Chinese and English. Should there be inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, April 28, 2022

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao